UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On October 9, 2024, the board of directors of ParaZero Technologies Ltd. (the “Company”) appointed Regev Livne as the Company’s chief financial officer, effective in December 2024.

Mr. Livne has over 15 years of experience in executive finance roles across diverse industries ranging from early-stage startups to established international businesses. Prior to joining the Company, Mr. Livne served as the chief financial officer and chief operating officer of Innovpro, an Israel-based food technology company, since 2021, where he led the company’s expansion into North America and managed relationships with strategic investors. From 2017 to 2021, Mr. Livne served as the chief financial officer of Votiro, a cyber security company, where he raised capital and supported the growth of the company into North America and Asia. From 2016 to 2017, Mr. Livne served as the chief financial officer of SCR Engineers Ltd. Prior to these roles, Mr. Livne held various positions in the finance departments of other companies, including “3M Attenti”, where he supported the integration into 3M, and Dmatek Ltd., which was previously listed on the London Stock Exchange. He also served as a senior accountant at PricewaterhouseCoopers in Israel, where he audited a wide range of companies, including publicly traded and privately held companies. Mr. Livne is a Certified Public Accountant (CPA) in Israel and holds a Master’s Degree in Finance and Management “as well as” a B.A. in Business Administration and Accounting, from the Israeli College of Management.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: October 15, 2024	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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